UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Granite Construction, Inc.

File No. 001-12911 - CF#29033

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       Granite Construction, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 7, 2012.

       Based on representations by Granite Construction, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

            Exhibit 10.1   through September 28, 2016

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                          Craig E. Slivka
                          Special Counsel